Exhibit 4.23

CONSULTING AGREEMENT

THIS AGREEMENT is dated for reference the 1st day of October, 2006 (the “Effective Date”),

BETWEEN:

CROSSHAIR EXPLORATION & MINING CORP., a Company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1

(the “Company”)
AND:

GEIR LILAND, a business person having an address at 9317 Romaniuk Drive, Richmond, British Columbia V7E 5G6
(the “Consultant”)
WHEREAS:

A.	The Company is a junior uranium and gold exploration company;

B.	The Consultant has certain expertise as a financial officer; and

C.	The Company wishes to engage the services of the Consultant, and the Consultant wishes to be engaged by the Company, to perform the functions of Chief Financial Officer to the Company;

NOW THEREFORE, in consideration of the premises and the covenants and agreements of the parties hereto as hereinafter set forth, and for other good and reliable consideration, the sufficiency of which is hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

1. ENGAGEMENT OF CONSULTANT

1.1 The Company hereby appoints and engages the Consultant as Chief Financial Officer with respect to the Services (as defined below) and the Consultant hereby accepts such appointment and engagement by the Company, all upon and subject to the terms and conditions of this Agreement.

2. SERVICES OF CONSULTANT

2.1 During the Term (as defined below), the Consultant shall act as Chief Financial Officer of the Company and shall personally provide to the Company such advisory and consulting services as the Company may request from time to time (collectively, the “Services”).

2.2 The Consultant shall at all times and in all respects do his utmost to enhance and develop the business interests and welfare of the Company.

2.3 The Consultant shall be subject to such supervision as may be imposed by the Company in its sole discretion, and the Consultant shall furnish regular reports and any other data and information relating to the Services as may, from time to time, be requested by the Company.

3. FEES

3.1 For performing the Services, the Company shall pay to the Consultant $5,000 per month, plus G.S.T., payable on the first of each month during the term of this agreement. The Company may from time to time, in its sole discretion, grant the Consultant options to acquire common shares of the Company. Any options granted to the Consultant shall be on the terms set out in the form of the stock option agreement in use by the Company at the time of such grant and in accordance with the terms of the Company’s Stock Option Plan and subject to necessary regulatory and Board approval.

4. BUSINESS EXPENSES

4.1 The Company shall reimburse the Consultant in accordance with the Company’s policies for all reasonable business and travel expenses actually and properly incurred by the Company in connection with the Consultant’s duties hereunder. Such reimbursement is subject to the Consultant keeping proper accounts and furnishing to the Company, within a reasonable time after the expenses are incurred, all applicable statements, vouchers and other evidence of expenses in such form as the Company may reasonably require.

5. TERM AND RENEWAL

5.1 The term of this Agreement shall commence on the Effective Date and automatically cease at 11:59 p.m. (Vancouver time) on the first anniversary of the Effective Date (the “Term”), unless earlier terminated as hereinafter provided or unless the parties have agreed in writing to renew this Agreement. The Company and the Consultant may extend the Term on similar terms and conditions by further agreement in writing to that effect.

6. TERMINATION

6.1 The Consultant and the Company shall each have the right to terminate this Agreement at any time by giving to the other party at least 30 days prior written notice of the effective date of such termination.

6.2 This Agreement and the Term shall terminate automatically, without any prior notice or any payment to the Consultant or the representative of his estate, as applicable, on the death or permanent incapacity of the Consultant.

7. CONFIDENTIALITY

7.1 The Consultant acknowledges and agrees that in the performance of his obligations under this Agreement, he may obtain knowledge of Confidential Information (as defined below) relating to the business or affairs of the Company and/or its affiliated companies (the “Affiliated Companies”). The Consultant shall not, without the prior written consent of the Company, either during the Term or at any time thereafter:

(a)	use or disclose any Confidential Information outside of the Company or the Affiliated Companies;

(b)	except in undertaking the Services, remove or aid in the removal from the premises of the Company or any of the Affiliated Companies any Confidential Information or any property or material relating thereto; or

(c)	use the Confidential Information for any purpose other than in performing the Services.

7.2 The Consultant shall exercise a reasonable degree of care in safeguarding the aforementioned Confidential Information against loss, theft, or other inadvertent disclosure, and further agrees to take all reasonable steps necessary to ensure the maintenance of confidentiality.

7.3 Upon the termination of this Agreement, or upon the Company’s earlier request, the Consultant shall promptly deliver to the Company all of the Confidential Information that the Consultant may have in his possession or control.

7.4 In this Agreement, “Confidential Information” shall mean any information or knowledge including, without limitation, any document, materials, formula, pattern, design, system, program, device, software, plan, process, know how, research, discovery, strategy, method, idea, client list, marketing strategy or employee compensation, or copies or adaptations thereof, that:

(a)	relates to the business or affairs of the Company and/or the Affiliated Companies;

(b)	is private or confidential in that it is not generally known or available to the public; and

(c)	gives or would give the Company and/or the Affiliated Companies an opportunity to obtain an advantage over competitors who do not know of or use it.

7.5 Confidential Information shall specifically not include anything that:

(a)	is in or enters lawfully into the public domain other than as a result of a disclosure by the Consultant;

(b)	becomes available to the Consultant on a non-confidential basis from a source other than the Company, or any of its representatives, and that source was not under any obligation of confidentiality; or

(c)	the Consultant is required to disclose pursuant to an order of a court of competent jurisdiction or by the operation of law; provided that, the Consultant provides prompt prior written notice to the Company of such required disclosure and of the action which is proposed to be taken in response. In such an event, and only after the Consultant shall have made a reasonable effort to obtain a protective order or other reliable assurance affording such information confidential treatment, the Consultant shall furnish only that portion of the Confidential Information which he is required to disclose.

8. SPECIAL RELATIONSHIP

8.1 The Consultant is in a special relationship with the Company as such term is defined in applicable Canadian securities laws. The Consultant agrees that he will not trade any securities of the Company unless any materials information or changes have first been released to the public and secondly that in the event of termination of this Agreement the Consultant will keep confidential such information until it is publicly disclosed.

8.2 Notwithstanding the generality of the foregoing, the Consultant will ensure that any trading which the Consultant does in the Company’s securities is done in compliance with all applicable securities laws. The Consultant agrees that he will not compete with the Company by endeavouring to directly or indirectly acquire any business or property interests based upon information learned from the Company. The Consultant agrees to provide to the Company all materials delivered to the Consultant in connection with this Agreement and all materials prepared by the Consultant for the Company in connection with this Agreement, upon termination hereof.

9. NON-SOLICITATION

9.1 The Consultant covenants, undertakes and agrees with the Company that during the Term and for a period of one year from the date of expiration or termination of this Agreement for any reason whatsoever, he shall not, on his own behalf or on behalf of any Person, whether directly or indirectly, in any capacity whatsoever, offer employment to or solicit the employment of or otherwise entice away from the employment of the Company or any of the Affiliated Companies, any individual who is employed or engaged by the Company or any of the Affiliated Companies at the date of expiration or termination of this Agreement or who was employed or engaged by the Company or any of the Affiliated Companies within the one year period immediately preceding the date of expiration or termination of this Agreement, as applicable.

9.2 The Consultant acknowledges and agrees that the above restriction on non-solicitation is reasonable and necessary for the proper protection of the businesses, property and goodwill of the Company and the Affiliated Companies.

10. COMPLIANCE WITH LAWS

10.1 The Services undertaken by the Consultant under this Agreement shall be in full compliance with all applicable laws and consistent with a high degree of business ethics.

11. INDEMNIFICATION

11.1 The Consultant shall indemnify and save harmless the Company for any demonstrated losses, damages, costs or other amounts, including without limitation reasonable legal fees, suffered or incurred by the Company arising out of third party claims relating to the presence or activities of the Consultant or its representatives in performing the Services to the extent that such losses, damages, costs or other amounts are caused by:

(a)	any breach of the Consultant’s obligation in Section 10 herein; and

(b)	any negligence, wilful misconduct or fraud on the part of the Consultant in performing the Services.

11.2 Subject to the Consultant’s obligation to indemnify the Company under this Section 11, and provided that the Consultant has not breached Section 10, the Company shall indemnify and save harmless the Consultant for any demonstrated losses, damages, costs or other amounts, including without limitation reasonable legal fees, suffered or incurred by the Consultant arising out of third party claims relating to the presence or activities of the Consultant and/or its representatives in performing the Services to the extent that such losses, damages, costs or other amounts are caused by the negligence, wilful misconduct or fraud on the part of the Company.

11.3 Neither the Company nor the Consultant shall be liable for any consequential loss, including but not limited to, claims for loss of profit, revenue or capital, loss of use of utilities, equipment or facilities, down-time cost, service interruption, cost of money, injury or damage of any character whatsoever.

12. REMEDIES

12.1 The Consultant acknowledges and agrees that any breach of this Agreement by him could cause irreparable damage to the Company and/or the Affiliated Companies and that in the event of a breach by the Consultant, the Company shall have in addition to any and all other remedies at law or in equity, the right to an injunction, specific performance or other equitable relief to prevent any violation by the Consultant of any of the provisions of this Agreement. In the event of any such dispute, the Consultant agrees that the Company shall be entitled, without showing actual damages, to a temporary or permanent injunction restraining conduct of the Consultant pending a determination of such dispute and that no bond or other security shall be required from the Company in connection therewith. The Consultant acknowledges and agrees that the remedies of the Company specified in this Agreement are in addition to and not in substitution for any other rights and remedies of the Company at law or in equity and that all such rights and remedies are cumulative and not alternative or exclusive of any other rights or remedies and that the Company may have recourse to any one or more of its available rights and remedies as it shall see fit.

13. RIGHT OF SET-OFF

13.1 The Company may set-off against the Fees any amount owing to the Company by the Consultant under this Agreement.

14. RELATIONSHIP

14.1 The Company and Consultant each acknowledge and agree that the only relationship of the Consultant to the Company created by this Agreement shall for all purposes be that of an independent contractor, and all Persons employed or engaged by the Consultant in connection herewith shall for all purposes be considered to be employed or engaged, as applicable, by the Consultant and not by the Company. The Company shall have no obligation whatsoever to:

(a)	pay or compensate the Consultant and / or any representative thereof for:

(i)	taxes of any kind whatsoever that arise out of or with respect to any fee, remuneration or compensation provided to the Consultant under this Agreement;

(ii)	holding any position with the Company;

(b)	provide benefits to the Consultant and / or any representative thereof relating to:

(i)	sickness or accident, whether or not resulting from the performance by the Consultant of his obligations under this Agreement;

(ii)	retirement or pension benefits; or

(iii)	any other benefits provided by the Company or any of the Affiliated Companies to any of their employees.

14.2 The Consultant shall fully indemnify and hold harmless the Company from and against all assessments, claims, liabilities, costs, expenses and damages that the Company and / or any of the Affiliated Companies may suffer or incur with respect to any such taxes or benefits.

15. SURVIVAL OF TERMS

15.1 Sections 7 through 14, inclusive, and this Section 15, shall survive and remain in force notwithstanding the expiration or other termination of this Agreement for any reason whatsoever. Any expiration or termination of this Agreement shall be without prejudice to any rights and obligations of the parties hereto arising or existing up to the effective date of such expiration or termination, or any remedies of the parties with respect thereto.

16. NO ASSIGNMENT

16.1 Neither this Agreement nor any of the rights of any of the parties under this Agreement shall be assigned without the written consent of all the parties.

17. SUCCESSORS AND ASSIGNS

17.1 The Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and permitted assigns.

18. WAIVER

18.1 Any waiver of any breach or default under this Agreement shall only be effective if in writing signed by the party against whom the waiver is sought to be enforced, and no waiver shall be implied by indulgence, delay or other act, omission or conduct. Any waiver shall only apply to the specific matter waived and only in the specific instance in which it is waived.

19. GOVERNING LAWS

19.1 Unless otherwise agreed to in writing by the parties, the Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the parties hereto submit and attorn to the jurisdiction of the courts of the Province of British Columbia.

20. FURTHER ASSURANCES

20.1 Each of the parties shall, on request by the other party, execute and deliver or cause to be executed and delivered all such further documents and instruments and do all such further acts and things as the other party may reasonably require to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement and to ensure the completion of the transactions contemplated hereby.

21. NOTICES

21.1 All notices required or permitted under this Agreement shall be in writing and shall be given by delivering such notice or mailing such notice by pre-paid registered mail or by facsimile transmission, addressed as follows:

If to the Company:

Crosshair Exploration & Mining Corp.

Suite 1240, 1140 W. Pender St.

Vancouver, B.C. V6E 4G1

Attention: Mark J. Morabito

Fax: (604) 681-8039

If to the Consultant

Geir Liland

9317 Romaniuk Dr.

Richmond, B.C. V7E 5G6

Fax: (604) 669-3877

Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next business day if the day of delivery is not a business day), and if mailed, shall be deemed to have been given or made and received on the fifth business day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and received on the day on which it was so faxed (or the next business day if the day of sending is not a business day). The parties may give from time to time written notice of change of address in the manner aforesaid.

22. CONSTRUCTION

22.1 In this Agreement, unless otherwise indicated:

(a)	“Agreement” means this Consulting Agreement and all schedules attached thereto;

(b)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(c)	“herein”, “hereby”, “hereunder”, “hereof”, “hereto” and words of similar import, refer to this Agreement as a whole and not to any particular Section of this Agreement.

(d)	a reference to a statute means that statute, as amended and in effect as of the date hereof, and includes each and every regulation and rule made thereunder and in effect as of the date hereof, and includes all amendments thereof given effect from time to time;

(e)	a reference to a Section means, unless the context otherwise requires, that specific Section in Agreement;

(f)	a reference to a “consent”, “notice” or “agreement” means a consent, notice or agreement, as the case may be, by an authorized representative of the party or parties thereto;

(g)	where a word, term or phrase is defined herein, its derivatives or other grammatical forms have a corresponding meaning;

(h)	all words, other than defined terms, used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include the singular or the plural and the masculine, feminine or body corporate, as the context may require;

(i)	time is of the essence;

(j)	in the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day, such action shall be required to be taken on the next succeeding day which is a business day;

(k)	references to a “party” or “parties” are references to a party or parties to this Agreement;

(l)	the headings in this Agreement form no part of this Agreement and shall be deemed to have been inserted for convenience only; and

(m)	unless otherwise agreed to in writing by the parties, all dollar amounts referred to herein are expressed in Canadian dollars.

23. SEVERABILITY

23.1 If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, then to the fullest extent permitted by law: (a) all other provisions of this

Agreement shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the parties as nearly as may be possible; and (b) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

24. FORCE MAJEURE

24.1 In the event that either party is prevented from performing or is unable to perform any of its obligations under this Agreement due to any act of God; fire; casualty; flood; war; strike; lockout; failure of public utilities; injunction or any act, exercise, assertion or requirement of governmental authority; epidemic; destruction of production facilities; riots; insurrection; or any other cause beyond the reasonable control of the party invoking this Section 24, if such party shall have used its reasonable efforts to avoid such occurrence, such party shall give notice to the other party in writing promptly, and thereupon the affected party’s performance shall be excused and the time for performance shall be extended for the period of delay or inability to perform due to such occurrence.

25. COUNTERPARTS AND FACSIMILE

25.1 This Agreement may be executed in one or more counterparts and delivered by facsimile, each of which when so executed shall constitute an original and all of which together shall constitute one and the same agreement.

26. INDEPENDENT LEGAL ADVICE

26.1 The Company has recommended to the Consultant that he obtain independent legal advice prior to signing this Agreement. The Consultant acknowledges that he has received independent legal advice or has waived the opportunity to do so and has elected to proceed without benefit of same.

IN WITNESS WHEREOF this Agreement has been executed as of the Effective Date.

CROSSHAIR EXPLORATION & MINING CORP.

Per:	/s/ MARK J. MORABITO
Authorized Signatory

SIGNED, SEALED and DELIVERED by GEIR LILAND in the presence of:	) )
)
)
/s/ JULIE BOLDEN	)	/s/ GEIR LILAND
Name	)	GEIR LILAND

2224 Palmerston Ave	)
Address	)

West Vancouver BC V7V2V8)
)
)
Occupation	)